Exhibit 99.4

March 14, 2002

Via Federal Express
-------------------

Mr. Lee Cohn
Chairman of Special Committee
Morton's Restaurant Group, Inc.

Big 4 Restaurants
c/o Triple LC
Box  616
7942 West Bell Road C-5
Glendale, AZ  85308

Dear Mr. Cohn:

      Although we received a response dated February 19th from counsel to the Independent Committee regarding our letter of February 11th, we have received no response regarding our letters of February 20th and 27th.

      Having reviewed the Company's materially delayed (March 14, 2002) fourth quarter earnings release and 2002 first quarter forecast, not surprisingly, we found several key elements lacking. We note that (i) including 2001 fourth quarter pre-tax non-recurring charges aggregating $1.8 million, the Company reported 2001 fourth quarter net income of $1.7 million ($.41/share), materially inconsistent with the Company's December 10, 2001 guidance of "may report a loss for the fourth quarter and year", (ii) there is no mention of the Company's potential delisting from the NYSE referenced in the Company's disclosure of January 7th, (iii) there is no reference of the "implementation of certain cost reduction programs", discussed in the Company's October 23rd press release, and extremely appropriate in light of continued depressed results, (iv) oddly the Company is forecasting continued difficulty, while many of the Company's comparable competitors are forecasting improved operations and (v) the Company, even after nearly a year, "is continuing the process of exploring its strategic alternatives, including evaluating a potential sale of the Company."

      Clearly, the Company has been in possession of its 2001 fourth quarter results for some time and, therefore, had a legal obligation to promptly correct the misleading statement issued on December 10, 2001. This behavior is not tolerated by the SEC and will not be tolerated by the Company's shareholders. Failure to update the shareholders on the prospect of a NYSE delisting appears to be a material omission. The failure to even mention cost cutting initiatives with continued forecasted adverse results, suggests continued management neglect. If the Company has recently implemented a significantly less costly health insurance plan for new waiters which represents material savings, this should be disclosed. Given 2001 results and the first quarter 2002 forecast, we logically expect senior management bonuses to be zero and no further incentives to be granted at these share price levels. If key competitors are seeing a return to improved profitability, what's wrong with our Company? If management is unable to put forth any concrete ideas on how to enhance results and continues to seek cover in the terrible events of

September 11th when other companies are presently forecasting a return to expanding profits, perhaps it's now appropriate for the Independent Committee to seek changes in senior management.

      After nearly a year of not having presented any alternative transaction, it's now time to level the playing field and invite all interested bidders into the data room being supervised by the Company's banker, Greenhill Partners, without requiring onerous standstill provisions. Failure to do this makes a mockery of the Company's purported sale process. As we discussed in prior letters, with a shareholder rights plan and staggered Board of Directors, we fail to see the business purpose or benefit to the shareholders by excluding legitimate potential bidders based on standstill provisions.

      We expanded our prior significant shareholdings. Again, if you have a favorable transaction, disclose it; if you don't, open the process to all interested parties by not requiring standstill provisions. We urgently await, either the outcome of your purported process or, amended ground rules to expand the logical universe of potential bidders. In this new environment of heightened awareness of Boards and managements overstepping boundaries, we will pursue all avenues to ensure that issues of inadequate and faulty disclosure are rectified, poor operating results are addressed and, most importantly, that there is a fair and open process in place to maximize shareholder value.

                                          Sincerely,

                                          /s/ Donald T. Netter
                                          -------------------------
                                          Donald T. Netter
                                          Senior Managing Director

cc:   Ms. Dianne H. Russell               Dr. John J. Connolly
      Senior Vice President               President & Chief Executive Officer
      Comerica                            Castle Connolly Medical Ltd.
      100 Federal Street                  42 West 24th Street
      28th Floor                          Second Floor
      Boston, MA  02110                   New York, NY  10010

      Mr. Alan A. Teran                   Gregory V. Varallo, Esquire
      Director                            Richards, Layton & Finger
      Good Times, Inc.                    One Rodney Square
      601 Corporate Circle                P.O. Box 551
      Golden, CO  80401                   Wilmington, DE  19899

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